24001497

SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30576

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING JULY 1, 2023 (MM/DD/YY) AND ENDING JUNE 30, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NELSON SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9718 N MORTON COURT
(No. and Street)

SPOKANE	WA	99218
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PATRICK K. DONAHUE	(509) 838-1313 X 140	pdonahue@nelson-securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SCHOEDEL & SCHOEDEL, CPAs PLLC
(Name – if individual, state last, first, and middle name)

422 W. RIVERSIDE, SUITE 1420	SPOKANE	WA	99201
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3793
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT O. NELSON, JR., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NELSON SECURITIES, INC., as of JUNE 30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HEIDI JO VOSE
MY COMM. EXP. 10-7-2024
NOTARY PUBLIC
COMM. NO. 72398
STATE OF WASHINGTON

Signature: ______________________

Title:
PRESIDENT

____
Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKHOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
of Nelson Securities, Inc.
Spokane, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nelson Securities, Inc. (a Washington corporation) as of June 30, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nelson Securities, Inc. as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nelson Securities, Inc.'s management. Our responsibility is to express an opinion on Nelson Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nelson Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the reconciliation with Nelson Securities, Inc.'s computation of net Capital included in Part II of Form X-17A-5 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Nelson Securities, Inc.'s financial statements. The supplemental information is the responsibility of Nelson Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

We have served as Nelson Securities, Inc.'s auditor since 2021.
Spokane, Washington
August 23, 2024

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2024

ASSETS		2024
Cash	$	190,875
Investment advisory fees and commissions receivable		69,004
Employee receivable		5,945
Prepaid expenses & other assets		14,136
Furniture and equipment, net		9,120
Right of use lease asset		116,554
Deferred tax asset		37,939
	$	443,573

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to vendors		4,112
Payroll and business taxes payable		98,959
Accrued salaries and commissions		124,000
Operating lease liabilities		116,554
	$	343,625
Stockholders' equity:		
Common stock, $1 par value:		
Authorized, 195,500 shares:		
Issued and outstanding, 43,250 shares	$	43,250
Retained earnings		56,698
	$	99,948
	$	443,573

The accompanying notes are an integral part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF INCOME
for the year ended June 30, 2024

		2024
Revenue:		
Mutual Fund Commission and Concessions	$	134,795
Asset Management Premier Fees		2,641,120
Annuity Commission and Trails		195,610
Interest		552
Misc Income		14,646
Total Revenue	$	2,986,723
Expenses:		
Salaries and commissions	$	2,140,674
License and regulatory fees		43,932
Payroll taxes		124,034
Retirement plan contribution		56,575
Telephone and utilities		103,207
Occupancy and leases expense		116,016
Auto		8,400
Office expense and postage		72,661
Travel and entertainment		26,576
Business and property taxes		24,491
Professional services		39,900
Insurance		185,911
Marketing expense		17,726
Depreciation		3,124
Dues & Subscriptions		9,476
Miscellaneous		13,079
Total Expenses	$	2,985,782
Net income before state & federal income taxes	$	941
State Corporate Tax paid	$	0
Provision for Federal Income Taxes		(2,262)
Net Loss	$	(1,321)

The accompanying notes are an integral part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended June 30, 2024

	Shares	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balances, July 1, 2023	44,375	$ 44,375	$ 31,389	$ 78,008	$ 153,772
Stock purchases and retirement	(1,125)	(1,125)	(31,389)	(19,989)	(52,504)
Net income for the year	-	-	-	(1,321)	(1,321)
Balances, June 30, 2024	**43,250**	**$ 43,250**	**$ 0**	**$ 56,698**	**$ 99,948**

The accompanying notes are an integral part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the year ended June 30, 2024

		2024
Cash flows provided (used) by operating activities:		
Net income (loss)	$	(1,321)
Adjustment to reconcile net income to net cash used for operating activities:		
Depreciation		3,124
Deferred Taxes		2,261
Changes in assets and liabilities:		
Commissions receivable		(12,233)
Employee receivable		2,560
Prepaid expenses		10,472
Checks in excess of bank balance		(32,606)
Payables and accrued expenses		79,056
Net cash flows provided (used) by operating activities		51,313
Cash flows provided (used) by financing activities:		
Purchase and retirement of common stock		(52,504)
Net cash flows provided (used) by financing activities		(52,504)
Change in cash and cash equivalents		(1,191)
Cash and cash equivalents – Beginning of the year		192,066
Cash and cash equivalents – End of the year	$	190,875
Supplemental Information		
Interest paid in cash		
Federal and state income taxes paid in cash		0

The accompanying notes are an integral part of the financial statements

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies:

Business Activity - Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California; and Gainesville, Florida.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Trade Settlement - Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade basis. Securities transactions of the Company are recorded on a trade date basis.

Concentration of Credit Risk - The Company places its cash with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be significant credit risk.

Accounts Receivables - The Company's accounts receivable consist primarily of commissions due from various insurance and mutual fund companies, and investment advisory fees from the clearing firm under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

Employee Receivables – The Company's employee receivables consist if amounts owed to the Company by employees for payments made on behalf of the brokers for certain licenses. Repayment is made through payroll deductions.

Leases – Under GAAP, for lease arrangements exceeding a 12-month term, a lessee is required to recognize in the statement of financial condition a liability to make a lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. GAAP requires the operating lease costs to be recognized in the income statement as a single lease cost, while finance lease costs are recognized in two components, which include interest and amortization expense.

Property and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which will range from three to ten years. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

2. Revenue from Contracts with Customers

Mutual Fund Commission and Concessions - The Company facilitates the purchase and redemption of shares of mutual funds on behalf of its customers. Commissions and related expenses are determined by the closing share price at the end of the day. The Company believes that the performance obligation is satisfied on the purchase date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Concessions consist of 12b-1 fees managed by the Company. 12b-1 fees are earned on the Company's client assets under management. The fees are based on contractual rates applied to the average daily net asset value of eligible shares of a respective mutual fund held by the Company's clients. 12b-1 fees are earned over time and collected from the funds on a monthly or quarterly basis.

Asset Management Premier Fees - The Company provided investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they related specifically to the services provided in that period, which are distinct from the services provided in other periods.

Annuity Commission and Trails - The Company facilitates the execution of annuity contracts on behalf of its customers. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Commission is received upon issuance of the policy and trails are paid monthly by the issuer starting in year two of the contract for the duration of the term of the contract.

Interest - Net interest revenue, which is generated from financial instruments covered by various other areas of GAAP, is not within the scope of ASC 606 and is included in the table below to reconcile to net revenues disclosed within the Statement of Income.

Miscellaneous Income – Miscellaneous income is not within the scope of ASC 606 and is only included in the table below to reconcile to total revenues disclosed on the Statement of Income.

Disaggregated Revenue from Contracts with Customers
The following table presents revenue by major source.

Revenue from contract with customers		**2024**
Mutual Fund Commission and Concessions	$	134,795
Asset Management Premier Fees	$	2,641,120
Annuity Commission and Trails	$	195,610
Interest	$	552
Miscellaneous Income	$	14,646
Total Revenue	$	2,986,723

3. Furniture and Equipment:

Furniture and equipment at June 30, 2024 consisted of the following:

		2024
Furniture and fixtures	$	61,740
Computer equipment	$	84,510
	$	146,250
Less accumulated depreciation	$	137,130
	$	9,120

4. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934,

The Company was required to maintain minimum net capital of $15,138 at June 30, 2024, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company has net capital of $32,810 at June 30, 2024. The Company's net capital ratio (aggregate indebtedness to net capital) was 6.92 to 1 at June 30, 2024.

5. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 75% of their salaries with a safe harbor match of 3% (maximum $9,150) made by the Company. Total expense related to the plan for the year end June 30, 2024 was $56,575.

6. Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxed currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of June 30, 2024, the benefit for deferred federal tax benefit is $37,939.

Deferred tax asset-net operating loss carry forward	$37,939
Less valuation allowance	$0
	$37,939

The change in the valuation allowance or deferred tax assets related to the net operating loss carry forward is as follows:

Beginning of year valuation allowance	40,201
Increase in deferred tax asset valuation allowance	(2,262)
End of year valuation allowance	$37,939

At June 30, 2024, the Company has an unused operating loss carryforward of approximately $180,662 that does not expire.

The Company is no longer subject to examinations by the Internal Revenue Service or state tax commissions for fiscal year ending prior to June 30, 2021.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2024, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

7. Lease Commitments:

The Company's lease agreements primarily cover office space in various states expiring at various dates. The Company's leases are predominantly operating leases, which are included in operating lease assets and operating lease liabilities on the Company's statement of financial condition. The Company' current lease arrangement expire from 2024 through 2026, some of which include options to extend or terminate the lease. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liability balances.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments were excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments. The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. The Company used the incremental borrowing rate to determine the commencement date net present value of the leases. The Company's lease agreements generally do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statements of financial condition.

The components of lease costs for the year ended June 30, 2024 as are follows:

Operating lease costs	$	**116,554**

Amounts reported in the statement of financial position as of June 30, 2024 were as follows:

Operating lease right-of-use (ROU) asset	$	**116,554**
Operating lease liability	$	**116,554**

Other information related to leases as of June 30, 2024 as follows:

Weighted average remaining lease term	3 years
Weighted average discount rate	3.4%

Maturities of lease liabilities under noncancelable operating leases as of June 30, 2024, are as follows:

Years ending June 30, 2025		**53,794**
Years ending June 30, 2026		**53,794**
Years ending June 30, 2027		**8,966**
	$	**116,554**

8. Stockholders' Equity:

The Company has two classes of common stock shares authorized. 95,500 shares are voting common stock and 100,000 shares are non-voting common stock. No other rights or restrictions are noted on common stock shares.

9. Related Party

The Company purchased from one of the stockholders 1,125 shares of stock for $51,375 through a one-time stock redemption agreement during the year ended June 30, 2024.

10. Subsequent Event Disclosure

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through August 23, 2024, the day the financial statements were available to be issued.

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2024

Net capital				
Stockholders' equity:				
Common stock	$	43,250		
Additional paid-in capital	$	0		
Non allowable	$	56,698		
			$	0
			$	**99,948**
Deductions:				
Non-allowable assets:				
Employee receivables	$	5,945		
Prepaid expenses & deferred tax asset	$	52,073		
Furniture and equipment at cost, net of accumulated depreciation	$	9,120		
			$	**67,138**
Net capital on securities positions			$	**32,810**
Net capital			$	**32,810**
Required net capital			$	**15,138**
Excess net capital			$	**17,672**
Aggregate indebtedness:				
Payable to vendors	$	4,112		
Payroll and business taxes payroll	$	98,959		
Accrued salaries and commissions	$	124,000		
Total aggregate indebtedness			$	**227,071**
Ratio of aggregate indebtedness to net capital				**6.92 to 1**

NELSON SECURITIES, INC.

SCHEDULE 2
RECONCILATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
June 30, 2024

Net capital:		
Net capital as reported on FOCUS REPORT	$	20,480
Subsequent adjustment to FOCUS REPORT	$	12,330
Net capital as computed on page 12	**$**	**32,810**
Aggregate indebtedness:		
Aggregate indebtedness as reported on FOCUS REPORT	$	227,071
Aggregate indebtedness as computed on page 12	**$**	**227,071**

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKJOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

Board of Directors and Shareholders
of Nelson Securities, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nelson Securities, Inc. (Nelson Securities) does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3, and (2) Nelson Securities is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Nelson Securities limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Nelson Securities. In addition, Nelson Securities did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Nelson Securities; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nelson Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nelson Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Nelson Securities, Inc.'s business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
August 23, 2024

NELSON SECURITIES, INC.

Exemption Report

July 1, 2023 – June 30, 2024

Nelson Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240-17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company: and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other that money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nelson Securities, Inc.

I, Robert O. Nelson, Jr., affirm that, to the best of my knowledge and belief, this Exemption Report is true & correct.

President
Nelson Securities, Inc.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKHOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of Nelson Securities, Inc.
Spokane, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Management of Nelson Securities, Inc. (Nelson Securities) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of Nelson Securities has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating Nelson Securities' compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences (there were no adjustments);
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by Nelson Securities to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which

would be the expression of an opinion or conclusion, respectively, on Nelson Securities' Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Nelson Securities and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors and shareholders of Nelson Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
August 23, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-6
37 REV.0722

GENERAL ASSESSMENT FORM

For the first half of the fiscal year ending 6/30/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME — NELSON SECURITIES INC

SEC No. — 8-30576

For the fiscal period beginning 7/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,425,580.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your total additions.		$ 0.00
3	Add lines 1 and 2h		$ 1,425,580.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 66,432.00	
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.	$ 92,955.00	

Deductions in excess of $100,000 require documentation

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-6
37 REV 0722

GENERAL ASSESSMENT FORM

For the first half of the fiscal year ending 6/30/2024

5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your total deductions.		$ 159,387.00
7	Subtract line 6 from line 3. This is your SIPC Net Operating Revenues.		$ 1,266,193.00
8	Multiply line 7 by .0015. This is your General Assessment.		$ 1,899.00
9	Current overpayment/credit balance, if any		$ 0.00
10	Subtract line 9 from line 8. This is your assessment balance due.		$ 1,899.00
11	Interest (see instructions) for 0 days late at 20% per annum		$ 0.00
12	**Amount you owe SIPC. Add lines 10 and 11.**		$ 1,899.00
13	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-30576	DEA: FINRA	2024	Jun

MEMBER NAME NELSON SECURITIES INC
MAILING ADDRESS 9718 N MORTON CT
SPOKANE, WA 99218

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NELSON SECURITIES INC
(Name of SIPC Member)

Patrick Donahue
(Authorized Signatory)

1/30/2024
(Date)

pdonahue@nelson-securities.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 30 days after the end of the first six months of the fiscal year.

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME — NELSON SECURITIES INC

SEC No. — 8-30576

For the fiscal period beginning 7/1/2023 and ending 6/30/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,986,721.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 2,986,721.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 134,828.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business. ***Deductions in excess of $100,000 require documentation***	$ 210,219.00	
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 345,047.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2024

7	Subtract line 6 from line 3. This is your SIPC Net Operating Revenues.			$ 2,641,674.00
8	Multiply line 7 by .0015. This is your General Assessment.			$ 3,962.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 1,899.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 1,899.00		
	d Add lines 11a through 11c		$ 1,899.00	
12	LESSER of line 10 or 11d.			$ 1,899.00
13	a Amount from line 8		$ 3,962.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 1,899.00	
	d Subtract lines 13b and 13c from 13a. This is your assessment balance due.			$ 2,063.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC. Add lines 13d and 14.**			$ 2,063.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-30576	DEA: FINRA	2024	Jun

MEMBER NAME NELSON SECURITIES INC
MAILING ADDRESS 9718 N MORTON CT
SPOKANE, WA 99218

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NELSON SECURITIES INC
(Name of SIPC Member)

Patrick Donahue
(Authorized Signatory)

8/7/2024
(Date)

pdonahue@nelson-securities.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.